

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Daniel O'Brien
Chief Executive Officer
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta, Canada T1G 1X4

      Re: Flexible Solutions International, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed March 30, 2020
          File No. 001-31540

Dear Mr. O'Brien:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences